                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*



                               SMTC Corporation
              ---------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
    -----------------------------------------------------------------------
                        (Title of Class of Securities)


                                  832682 10 8
                     ------------------------------------
                                (CUSIP Number)


                               December 31, 2000
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                              [ ] Rule 13d-1(b)

                              [ ] Rule 13d-1(c)

                              [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No832682 10 8                   13G
---------------------
   1.         NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              P.N. Walker Consulting, Inc.
-------------------------------------------------------------------------

   2.                                                       (a)     [_]
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (b)     [_]
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   3.         SEC USE ONLY

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   4.         CITIZENSHIP OR PLACE OF ORGANIZATION
              Ontario, Canada
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              5.    SOLE VOTING POWER     1,189,894
  NUMBER OF
    SHARES    -----------------------------------------------------------
 BENEFICIALLY 6.    SHARED VOTING POWER
   OWNED BY         0
     EACH     -----------------------------------------------------------
  REPORTING   7.    SOLE DISPOSITIVE POWER   1,189,894
    PERSON          0
     WITH     -----------------------------------------------------------
              8.    SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------
   9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
               1,189,894
-------------------------------------------------------------------------
  10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                         [_]
-------------------------------------------------------------------------
  11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     5.4%
-------------------------------------------------------------------------
  12.         TYPE OF REPORTING PERSON*
              CO
-------------------------------------------------------------------------

Item 1(a).     NAME OF ISSUER

     The name of the issuer to which this filing on Schedule 13G relates is SMTC Corporation (the "Company").

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     The principal executive offices of the Company are located at 635 Hood Road, Markham, Ontario, Canada L3R 4N6.

Item 2(a).     NAME OF PERSON FILING

     This Statement is being filed on behalf of P.N. Walker Consulting, Inc., a corporation formed under the laws of Ontario, Canada ("Walker Consulting"). Mr. Paul Walker is the President and sole stockholder of Walker Consulting and may be deemed to beneficially own shares held by Walker Consulting.

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     P.N. Walker Consulting, Inc.
     Paul Walker, President
     c/o SMTC Corporation
     635 Hood Road
     Markham, Ontario
     Canada L3R 4N6

Item 2(c).    CITIZENSHIP

     Incorporated by reference from Item 4 of the Cover page.

Item 2(d).    TITLE OF CLASS OF SECURITIES

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share (the "Common Stock").


Item 2(e).     CUSIP NUMBER

     The CUSIP number of the Company's Common Stock is 832682 10 8.


Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13d-1(b) OR
240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:   Not applicable.

(a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).
(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [ ]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)  [ ]  An employee benefit plan or endowment fund in accordance with
          (S)240.13d-1(b)(1)(ii)(F).
(g)  [ ]  A parent holding company or control person in accordance with
          (S)240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).
     [ ]  IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13D-1(C), CHECK THIS
          BOX.

Item 4.   OWNERSHIP
Item 4(a). AMOUNT BENEFICIALLY OWNED

     As of the close of business on December 31, 2000, Walker Consulting owned 814,176 shares of Common Stock of the Company and 375,718 Exchangeable Shares of SMTC Manufacturing Corporation of Canada, convertible into 375,718 shares of Common Stock of the Company.

Item 4(b). PERCENT OF CLASS

     As of the close of business on December 31, 2000, Walker Consulting owned 5.4% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned is based upon 21,888,453 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of February 5, 2001 based on representations made by the Company's Transfer Agent, Mellon Investor Services, LLC.

Item 4(c). NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)   sole power to vote or to direct the vote:
           Incorporated by reference from Item 5 of the Cover page.

     (ii)   shared power to vote or to direct the vote:
            Incorporated by reference from Item 6 of the Cover page.

     (iii)  sole power to dispose or to direct the disposition of:
            Incorporated by reference to Item 7 of the Cover page.

     (iv)   shared power to dispose or to direct the disposition of:
            Incorporated by reference to Item 8 of the Cover page.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable.


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not Applicable.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable.


Item 9.   NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.

Item 10.  CERTIFICATION

          By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:    February 12, 2001



                                P.N. WALKER CONSULTING INC.

                                          By: /s/ Paul Walker
                                          _____________________________
                                          Name:  Paul Walker
                                          Title: President